Exhibit 12.1

Oasis Midstream Partners LP

Statement of Computation of Ratio of Earnings to Fixed Charges

The table below sets forth our ratio of earnings to fixed charges for the periods indicated.

	Six Months Ended June 30, 2018	Year Ended December 31,
		2017	2016	2015
	(in thousands)
Earnings:
Income before income taxes	$69,014	$95,405	$64,985	$52,781
Fixed charges	2,642	8,185	9,900	7,433
Amortization of capitalized interest	304	265	171	49
Capitalized interest	(2,197)	(1,220)	(4,419)	(2,919)
Pre-tax income attributable to non-controlling interests	(46,616)	(23,332)	—	—

Total earnings	$23,147	$79,303	$70,637	$57,344
Fixed Charges:
Interest expense(1)	$445	$6,965	$5,481	$4,514
Capitalized interest	2,197	1,220	4,419	2,919

Total fixed charges	$2,642	$8,185	$9,900	$7,433

Ratio of earnings to fixed charges(2)	8.76	9.69	7.14	7.71

(1)	Includes amortization of deferred financing costs.

(2)

We have no preferred units outstanding for any period presented, and accordingly, the ratio of earnings to combined fixed charges and preferred dividends is the same as the ratio of earnings to fixed charges.